The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 14, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on May 22, 2008. Pursuant to the terms of the Rights of Whirlpool Corporation, the Rights expired and became null and void on May 22, 2008. The Exchange also notifies the Securities and Exchange Commission that as a result of May 22, 2008.